 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of March, 2020
Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.
(Translation of registrant’s name into English)

Avenida Thomas Edison 2701
C1104BAB Buenos Aires
Republic of Argentina
+54 (11) 4317-5000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

BUENOS AIRES, March 20, 2020

Comisión Nacional de Valores

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

MERCADO ABIERTO ELECTRONICO S.A. (“MAE”)

Ref.: COVID-19

Ladies and gentleman:

I am pleased to address you in my capacity as Head of Market Relations of Central Puerto S.A. (the “Company”), in order to inform you the status of the Company's operations in relation to the measures of “preventive and mandatory social isolation” disposed by the Decree (DNU) No. 297/2020 and its complementary norms in attention to the epidemiological situation in relation to Coronavirus-COVID 19 (the “Decree”).

In accordance to the provisions of article 6, subsection 21 of the Decree, all the Company’s and subsidiaries’ plants in operation - as well as its personnel - are operating through a system of special shifts designed to ensure (i) the dispatch of energy to the system, (ii) the maintenance of the plants and (iii) the protection of the physical integrity of the Company's personnel.

Likewise, it is reported that the progress in the construction of the La Genoveva I Wind Farm and the T6 Cogeneration Project (Terminal 6-San Lorenzo) has been affected by the interruption of works by essential contractors, in compliance with the provisions of the Decree.

With nothing further, I remain sincerely Yours,

Leonardo Marinaro
Head of Market Relations
CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – Ciudad de Buenos Aires – Argentina
Teléfono (54 11) 4317 5000 – Fax (54 11) 4317 5099

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: March 20, 2020	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact